INVEST IN **IDLE**

Idle is a peer to peer smartphone app that enables users to rent and rent out Idle goods

PITCH VIDEO   INVESTOR PANEL


idle
rent any thing
earn any time
A renting community for idle goods.
Download on the App Store
GET IT ON Google Play
SAVED • 2 ITEMS
Moving? Here's a dolly (or 2)
Tackle box full of lure

LEAD INVESTOR



Patrick Spaulding Ryan, PhD

I'm a former researcher and professor of network economics, and I love to invest in businesses where the founder attacks the market with a network-economics mindset. For markets like this, it's a battle to win the market. I am convinced that founder has the plan, and especially the grit to take Idle all the way. The "rent anything" category is still up for grabs, and so far, Idle is already defining the category. Excited to see

getidle.com   Marietta GA

Retail   Software   Technology   Mobile   Marketplace

OVERVIEW   UPDATES   WHAT PEOPLE SAY 24   ASK QUESTION 11

Highlights

1. Fully developed app with an existing user base with over 175,000 installs to date.
2. A front-runner in one of the fastest growing global markets: the emerging sharing economy.
3. Participation in the sharing economy promotes behaviors that reduce CO2 emissions and waste.
4. Renting and renting out your items can be a more attractive alternative to buying new.
5. Over $7,000,000 in inventory already listed by owners.
6. Completed YC Online Startup school. Co-Founder is a tech veteran with major exits to his credit.
7. Held the top position in the shopping category in Google Play store in 2020.

Our Founder



Nicholas Luft CEO

Prior to being CEO and Co-Founder of Idle, Nick was a successful business owner for more than a decade. He is a passionate, customer-focused leader with the vision and capability to guide Idle to the top of the rental marketplace.

> I was in a situation where I needed to rent a generator, and the brick and mortar didn't have any in stock. The thought occurred to me that there should be a platform available where people can rent out their stuff. With the advent of AirB&B and Turo, renting out belongings is the next logical step.

Idle - Rent Any Thing, Earn Any Time


idle
rent any thing
earn any time
A renting community for idle goods.
Download on the App Store
GET IT ON Google Play


3:14
LTE 57%
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idle
rent any thing
earn any time
A renting community for idle goods.
Idle - Happy Renting
idle
A RENTING COMMUNITY FOR IDLE GOODS
A P2P application bringing renters and owners together to simplify the rental process while placing 1,000s of everyday items at your fingertips.
RENT NEARBY ITEMS
LIST YOUR ITEMS
IN-APP PAYMENT, SCHEDULING, and COMMUNICATION
OPTIONAL DELIVERY

GROWTH OPPORTUNITY

idle
rent any thing
earn any time
A renting community for idle goods.

What is the biggest opportunity for growth in the Tool & Equipment Rental industry in the US?

Homeowners often undertake do-it-yourself home projects that require them to buy or rent construction equipment. However, these activities depend on the homeowner's ability to afford these projects. The industry benefits from increases in per capita disposable income, which better enable consumers to spend on nonessential projects, such as housing renovations and additions. Per capita disposable income is expected to increase in 2019, representing a potential opportunity for this industry.

https://www.ibisworld.com/industry-statistics/market-size/tool-equipment-rental-united-states

idle
rent any thing
earn any time
A renting community for idle goods.

WHAT'S HOLDING THE RENTAL MARKET BACK?



TRADITIONAL RENTING METHODS

- High prices to cover overhead costs
- High wait times to check out and check in items
- Lots of paperwork

TRADITIONAL RENTING METHODS

- Limited inventory
- No centralized search capabilities
- Restricted delivery options

idle
rent any thing
earn any time
A renting community for idle goods.

HOW IDLE WILL HELP



RENTING WITH IDLE

- Low rental prices due to low operating costs, and free market pricing
- Quick and simple check-in and check-out process
- Paperless process

RENTING WITH IDLE

- Unlimited inventory categories and items
- Search by location, by item type, and by availability
- Choose between owner delivery or renter pick-up

idle
rent any thing
earn any time
A renting community for idle goods.

RENT NEARBY ITEMS



- RENT ITEMS AT PRICES SIGNIFICANTLY LOWER THAN TRADITIONAL CHANNELS
- RENT ITEMS THAT AREN'T AVAILABLE THROUGH TRADITIONAL RENTAL CHANNELS
- ABILITY TO SEARCH CATEGORICALLY, GEOGRAPHICALLY, AND BY AVAILABILITY
- LIVE A LEANER LIFESTYLE – BUY LESS, RENT MORE

"I was able to get the exact same carrier that I had seen online for $45 for the whole week, saving me $105. The seller and I easily communicated through the app and set a place to meet to pick it up and drop if off when I returned from my trip. The entire process was so smooth." - Jason V.

idle
rent any thing
earn any time
A renting community for idle goods.

RENT NEARBY ITEMS

PRESSURE WASHER
Rental Rates

	Daily	Weekly
IDLE	$10	$25
Big Box	$27	$152
Rental Co.	$55	$385
Buy New	$119	





KAYAK
Rental Rates

	Daily	Weekly
IDLE	$20	$80
Big Box	$55	$175
Rental Co.	n/a	n/a
Buy New	$359	

idle
rent any thing
earn any time
A renting community for idle goods.

LIST YOUR ITEMS



- MAKE MONEY OFF ITEMS YOU ALREADY OWN
- GET MORE OUT OF THE LIFESPAN OF YOUR ITEMS
- BUILD A SENSE OF COMMUNITY
- MEET PEOPLE WITH SIMILAR INTERESTS
- ENVIRONMENTALLY CONSCIOUS

"I think I just found my new hobby. Renting out a drill that cost me $140 for $20 a day. Talk about a return on my investment! #happyrenting" – Wadel.

idle
rent any thing
earn any time
A renting community for idle goods.

REVENUE MODEL

- Ability of Owners to boost listings to the top of the page for a nominal fee.
- Fee tiers are $0.99, $2.99, $4.99, and 14.99
- Currently developing revenue streams for add-on property damage via a 3rd party. Idle will earn a commission for each purchase
- All purchases are completed in app eliminating need for in-house credit card processing.



idle
rent any thing
earn any time
A renting community for idle goods.

NUMBERS TO DATE

3221	176,798	1652
ITEMS LISTED	TOTAL INSTALLS	USERS THAT HAVE ALSO LISTED ITEMS FOR RENT

idle
rent any thing
earn any time
A renting community for idle goods.

USER ACQUISITION

INVENTORY, INVENTORY, INVENTORY

- Market specific
- Supplemental inventory support
- Consider adding a request


idle
Recently Viewed

button for people to request needed items in their area

MARKETING

- Social media
- Digital Ads
- Traditional channels
- Ambassador Program
- Expansion partners


Around You

idle

rent any thing
earn any time

A renting community for idle goods.